Exhibit 99.6

Akumin Inc. Announces Fourth Quarter and Fiscal 2018 Financial Results

March 29, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today its financial results for the quarter and year-ended December 31, 2018 (“Q4 Fiscal 2018 and Fiscal 2018”, respectively).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Dec. 31, 2018	3-month period ended Dec. 31, 2017	Year-ended Dec. 31, 2018	15-month period ended Dec. 31, 2017
Revenue	45,452	35,238	154,782	105,473
EBITDA (1)	5,137	6,142	19,304	3,476
Adjusted EBITDA (1)	9,200	8,272	31,775	16,572
EPS –Diluted	0.04	0.06	0.08	(0.27)
Adjusted EPS – Diluted (1)	0.05	0.07	0.20	0.09

(1)	See “Non-IFRS Measures” below.

Commenting on the Q4 Fiscal 2018 and Fiscal 2018 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “The quarter ending December 31, 2018 represents another fiscal quarter of solid financial performance with revenue of $45.5 million and Adjusted EBITDA of $9.2 million, in line with management’s expectations. If the acquisitions completed during Q4 Fiscal 2018 occurred at the beginning of the quarter, the Adjusted EBITDA would have been approximately $10 million.

“Akumin’s volume in Q4 Fiscal 2018 was approximately 1,020,000 RVUs, compared to approximately 850,000 RVUs in Q3 Fiscal 2018. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services.

“The Corporation has experienced significant growth in the year-ended December 31, 2018 relative to the 15-month period ended December 31, 2017. Adjusted EBITDA has almost doubled from $16.6 million to $31.8 million, while diluted Adjusted EPS has more than doubled from $0.09 to $0.20.”

The Corporation’s number of diagnostic imaging facilities as at December 31, 2018 throughout the United States was 95, compared to 74 as at December 31, 2017.

Akumin would like to remind interested parties of the Corporation’s Fiscal 2018 Financial Results Call, to be held today from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Fiscal 2018 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated March 29, 2019 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, and gains (losses) in the period and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 29, 2018, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391

< Financial tables follow. >

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Dec 31, 2018	Three-month period ended Dec 31, 2017
Service fees – net of allowances and discounts	44,769	34,332
Other revenue	683	906

Revenue	45,452	35,238

Employee compensation	19,266	11,354
Reading fees	5,764	4,598
Rent and utilities	4,974	3,261
Third party services and professional fees	2,594	2,798
Administrative	2,407	2,156
Medical supplies and other expenses	1,612	1,199
Depreciation and amortization	3,003	2,063
Stock-based compensation	1,238	570
Interest expense	1,778	1,398
Impairment of property and equipment	4	341
Settlement costs (recoveries)	14	(221)
Acquisition related costs	1,506	714
Public offering costs	—	1,021
Financial instruments revaluation, unrealized foreign exchange loss, and other (gains) losses	524	(295)

Income before income taxes	768	4,281

Income tax provision (recovery)	(1,854)	102
Non-controlling interests	412	1,600

Net income attributable to shareholders of Akumin	2,210	2,579

Adjusted EBITDA (in thousands)	Three-month period ended Dec 31, 2018	Three-month period ended Dec 31, 2017
Revenue	45,452	35,238

Less:
Employee compensation	19,266	11,354
Reading fees	5,764	4,598
Rent and utilities	4,974	3,261
Third party services and professional fees	2,594	2,798
Administrative	2,407	2,156
Medical supplies and other expenses	1,612	1,199
Sub-total	36,617	25,366
Non-controlling interests	412	1,600
One-time adjustments	(777)	—

Adjusted EBITDA	9,200	8,272

Adjusted EBITDA Margin	20%	23%

(in thousands)	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Service fees – net of allowances and discounts	152,013	102,217
Other revenue	2,769	3,256

Revenue	154,782	105,473

Employee compensation	57,653	38,468
Reading fees	20,560	15,582
Rent and utilities	16,435	12,987
Third party services and professional fees	11,301	8,832
Administrative	8,768	5,576
Medical supplies and other expenses	5,716	5,101
Depreciation and amortization	9,852	6,480
Stock-based compensation	5,702	3,242
Interest expense	5,979	5,376
Impairment of property and equipment	643	601
Settlement costs (recoveries)	43	(192)
Provisions	—	725
Acquisition related costs	2,426	4,256
Public offering costs	814	1,520
Financial instruments revaluation, unrealized foreign exchange loss, and other (gains) losses	2,843	2,944

Income (loss) before income taxes	6,047	(6,225)

Income tax provision (recovery)	(1,527)	124
Non-controlling interests	2,574	2,155

Net income (loss) attributable to shareholders of Akumin	5,000	(8,504)

Adjusted EBITDA (in thousands)	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Revenue	154,782	105,473
Less:
Employee compensation	57,653	38,468
Reading fees	20,560	15,582
Rent and utilities	16,435	12,987
Third party services and professional fees	11,301	8,832
Administrative	8,768	5,576
Medical supplies and other expenses	5,716	5,101
Sub-total	120,433	86,746
Non-controlling interests	2,574	2,155

Adjusted EBITDA	31,775	16,572

Adjusted EBITDA Margin	21%	16%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Dec 31, 2018	Three-month period ended Dec 31, 2017	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Net income (loss) attributable to shareholders of Akumin	2,210	2,579	5,000	(8,504)

Income tax provision (recovery)	(1,854)	102	(1,527)	124
Depreciation and amortization	3,003	2,063	9,852	6,480
Interest expense	1,778	1,398	5,979	5,376

EBITDA	5,137	6,142	19,304	3,476

Adjustments:
Stock-based compensation	1,238	570	5,702	3,242
Impairment of property and equipment	4	341	643	601
Settlement costs (recoveries)	14	(221)	43	(192)
Provisions	—	—	—	725
Acquisition-related costs	1,506	714	2,426	4,256
Public offering costs	—	1,021	814	1,520
Financial instruments revaluation, unrealized foreign exchange loss, and other (gains) losses	524	(295)	2,843	2,944
One-time adjustments	777	—	—	—

Adjusted EBITDA	9,200	8,272	31,775	16,572

Revenue	45,452	35,238	154,782	105,473

Adjusted EBITDA Margin	20%	23%	21%	16%

Adjusted EBITDA	9,200	8,272	31,775	16,572

Less:
Depreciation and amortization	3,003	2,063	9,852	6,480
Interest expense	1,778	1,398	5,979	5,376
Sub-total	4,419	4,811	15,944	4,716
Effective tax rate (1)	24.7%	36.5%	24.7%	36.5%
Tax effect	1,091	1,756	3,938	1,721

Adjusted net income attributable to shareholders of Akumin	3,328	3,055	12,006	2,995

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.